UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Bradley, Mark F.
   138 Putnam Street
   P.O. Box 738

   Marietta, OH 45750-0738
2. Issuer Name and Ticker or Trading Symbol
   Peoples Bancorp Inc. (PEBO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   04/03
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)

   Chief Integration Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                                                                     30             D  Direct
Common Stock                                                                                     2,668          I  401(k) Plan

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Deferred Compensation
Incentive Stock Option (right  $14.256                                                                                 04/27/10
to buy)
Incentive Stock Option (right  $15.665                                                                                 04/01/09
to buy)
Incentive Stock Option (right  $19.639                                                                                 07/23/08
to buy)
Incentive Stock Option (right  $19.925                                                                                 12/03/07
to buy)
Incentive Stock Option (right  $23.440         03/27/03       A         3,530                             03/27/06     03/27/13
to buy)
Incentive Stock Option (right  $24.770                                                                                 05/09/12
to buy)
Non-Qualified Stock Option     $23.440         03/27/03       A         1,990                             03/27/06     03/27/13
(right to buy)
Non-Qualified Stock Option     $24.770                                                                                 05/09/12
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Deferred Compensation                    Common Stock                   250                       250           D   Direct
Incentive Stock Option (right            Common Stock                   4,840                     4,840         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   7,321                     7,321         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   1,464                     1,464         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   4,172                     4,172         D   Direct
to buy)
Incentive Stock Option (right  03/27/03  Common Stock                   3,530                     3,530         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   2,184                     2,184         D   Direct
to buy)
Non-Qualified Stock Option     03/27/03  Common Stock                   1,990                     1,990         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   509                       509           D   Direct
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ By: Gary L. Kriechbaum
    For: Mark F. Bradley
DATE 04/11/03